BofA Securities, Inc.

One Bryant Park

New York, New York 10036

December 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Irene Barberena-Meissner

Re:         Southport Acquisition Corporation

Registration Statement on Form S-1

File No. 333-261370

Acceleration Request

Requested Date: December 9, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-261370) (the “Registration Statement”) of Southport Acquisition Corporation (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriter, hereby join in the request of the Company for acceleration of the effective date of the Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on December 9, 2021, or at such later time as the Company or its outside counsel, Sidley Austin LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to Underwriter’s Acceleration Request]